UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

ICT Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44929Y 10 1

(CUSIP Number)

Jeffrey C. Moore

Senior Vice President, General Counsel

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

(267) 685-5609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44929Y 10 1	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,267,250 8 SHARED VOTING POWER 5,450,397 9 SOLE DISPOSITIVE POWER 2,121,200 10 SHARED DISPOSITIVE POWER 4,531,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 44929Y 10 1	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 15,000 8 SHARED VOTING POWER 4,500,000 9 SOLE DISPOSITIVE POWER 15,000 10 SHARED DISPOSITIVE POWER 4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON* IN

*	Excludes 1,143,303 shares of Common Stock held by grantor retained annuity trusts over which Donald P. Brennan, the grantor, is precluded from exercising any power, including the power to vote or dispose of such shares. Accordingly, Donald P. Brennan disclaims beneficial ownership of those 1,143,303 shares of Common Stock.

CUSIP No. 44929Y 10 1	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eileen Brennan Oakley, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 5,419,197 9 SOLE DISPOSITIVE POWER 919,197 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 44929Y 10 1	13D	Page 5 of 6

This Amendment No. 2 to the Schedule 13D filed on April 9, 2004 and amended by Amendment No. 1 filed on November 4, 2004 (as amended, the “Schedule 13D”) supplements the Schedule 13D as set forth below. Capitalized terms used but not defined in this Amendment have the meanings given those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration, Item 4. Purpose of the Transaction and Item 5. Interest in Securities of the Issuer

On February 8, 2005, a total of 331,580 shares of Common Stock of the Issuer were distributed to Donald Brennan by grantor retained annuity trusts in satisfaction of annuity payments due to Donald Brennan. On February 9, 2005 Donald Brennan contributed a total of 1,067,515 shares of Common Stock of the Issuer held by him to a grantor retained annuity trust established on that date. Mr. Brennan entered into these transactions for estate planning purposes. Donald Brennan, the grantor of each of these grantor retained annuity trusts, is precluded from exercising any power over the shares held by the trusts, including the power to vote or dispose of such shares Accordingly, Donald Brennan disclaims beneficial ownership of the shares held by the trusts.

During the period from November 4, 2004 to the date of this Amendment No. 2, an employee of the Issuer who is a party to the Optionholder Voting Agreement acquired 22,500 shares of Common Stock of the Issuer pursuant to the exercise of options. Those 22,500 shares became subject to the Optionholder Voting Agreement. During that same period, John Brennan gifted 1500 shares of Common Stock of the Issuer he owned jointly with his spouse and options to purchase 6,825 shares of Common Stock of the Issuer granted to John Brennan became exercisable.

The Group Members have beneficial ownership in the aggregate of 7,732,647 shares of Common Stock, representing 61.2% of the 12,645,600 shares of Common Stock outstanding as of February 14, 2005.

John J. Brennan has beneficial ownership in the aggregate of 7,717,647 shares of Common Stock, representing 61% of the shares of Common Stock outstanding as of February 14, 2005. He has the sole power to dispose of 2,121,200 of such shares owned in his own name or which are subject to options issued in his own name (subject to the Shareholders’ Agreement) and the sole power to vote such shares as well as 146,050 shares held by certain employees of the Issuer that are subject to the Optionholder Voting Agreement. He shares the power to dispose of and vote 4,500,000 shares pursuant to the Voting Trust Agreement and 31,200 shares jointly held with his wife. In addition, he shares the power to vote 919,197 shares pursuant to the Voting Agreement.

Donald P. Brennan has beneficial ownership in the aggregate of 4,515,000 shares of Common Stock, representing 35.7% of the shares of Common Stock outstanding as of February 14, 2005. He has the sole power to dispose of and vote 15,000 shares which are issuable upon the exercise of outstanding options (subject to the Shareholders’ Agreement). He shares power to dispose of and vote 4,500,000 of such shares pursuant to the Voting Trust Agreement.

Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, has beneficial ownership in the aggregate of 5,419,197 shares of Common Stock, representing 42.9% of the shares of Common Stock outstanding as of February 14, 2005. In her capacity as Trustee, she has the sole power to dispose of 919,197 of such shares (subject to the Shareholders’ Agreement), which are held by the Brennan Family Trusts, and shares the power to vote 4,500,000 of such shares pursuant to the Voting Trust Agreement and 919,197 shares pursuant to the Voting Agreement.

CUSIP No. 44929Y 10 1	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2005	By:	/s/ John J. Brennan
		Name:	John J. Brennan

Date:	February 14, 2005	By:	/s/ Donald P. Brennan
		Name:	Donald P. Brennan

Date:	February 14, 2005	By:	/s/ Eileen Brennan Oakley
		Name:	Eileen Brennan Oakley, individually and as Trustee of the Brennan Family Trusts